As filed with the Securities and Exchange Commission on

                                November 24, 2006

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form N-8F

   APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.


I. GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

                                   [ ] MERGER

         [X] LIQUIDATION

         [ ] ABANDONMENT OF REGISTRATION
             (Note: Abandonments of Registration answer ONLY questions 1 through
              15, 24 and 25 of this form and complete
             verification at the end of the form.)

         [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY
             (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.  Name of fund: USAA Life Investment Trust

3.  Securities and Exchange Commission File No.: 811-8672

4.  Is this an initial Form N-8F or an amendment to a previously filed Form
N-8F?

         [] Initial Application     [X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip
Code):

         9800 Fredericksburg Road
         San Antonio, Texas  78288

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Mark S. Howard, Esq.
         Senior Vice President
         USAA Investment Management Company
         9800 Fredericksburg Road,  A-3-W
         San Antonio, Texas  78288

         (210) 498-8000

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         USAA Investment Management Company
         9800 Fredericksburg Road,  A-3-W
         San Antonio, Texas  78288

     NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.  Classification of fund (check only one):

         [X] Management company;

         [ ] Unit investment trust; or

         [ ] Face-amount certificate company.

9.  Subclassification if the fund is a management company (check only one):

         [X] Open-end [ ] Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts): Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         ADVISER
         USAA Investment Management Company
         9800 Fredericksburg Road,  A-3-W
         San Antonio, Texas  78288

         SUB-ADVISERS
         Wellington Management Company, LLP
         75 State Street
         Boston, Massachusetts  02109

         Marsico Capital Management, LLC
         1200 17th Street, Suite 1300
         Denver, Colorado  80202

         MFS Investment Management
         500 Boylston Street
         Boston, Massachusetts  02116

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         USAA Investment Management Company
         9800 Fredericksburg Road,  A-3-W
         San Antonio, Texas  78288

13. If the fund is a unit investment trust ("UIT") provide:

         (a) Depositor's name(s) and address(es):

         (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

         [X] Yes [ ] No

         Separate Account of USAA Life Insurance Company
         File No.: 811- 8670

         9800 Fredericksburg Road
         San Antonio, Texas 78288

         Life Insurance Separate Account of USAA Life Insurance Company File No.: 811-08625
         9800 Fredericksburg Road
         San Antonio, Texas  78288

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X] Yes [ ] No

         If Yes, state the date on which the board vote took place: April 27,
         2006

         If No, explain:

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [ ] Yes [X] No

         If Yes, state the date on which the shareholder vote took place:

         If No, explain:
         Section 6.1(a) of the Master Trust Agreement dated December 14, 1994, as amended, provides that "[t]he Trust may be terminated at any time . . . by the Trustees by written notice to the Shareholders." In a meeting held on April 27, 2006, the Trustees voted unanimously to liquidate each series of the Trust and terminate the Trust. Notice, in the form of a supplement to the Trust's prospectus, was filed with the Commission (EDGAR Form 497) and sent to all shareholders on May 1, 2006. No further action was required.

         The Master Trust Agreement was filed March 3, 1998, as Exhibit 1(b)(i) to Post-Effective Amendment No. 6 to Registrant's Form N-1A Registration Statement (file numbers 33-82270 and 811-8672).


II. DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X] Yes [ ] No

         (a) If Yes, list the date(s) on which the fund made those distributions: June 30, 2006

         (b) Were the distributions made on the basis of net assets?

         [X] Yes [ ] No

         (c) Were the distributions made PRO RATA based on share ownership?

         [X] Yes [ ] No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

         (e) LIQUIDATIONS ONLY:

         Were any distributions to shareholders made in kind?

         [ ] Yes [X] No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: N/A

17. CLOSED-END FUNDS ONLY:
         Has the fund issued senior securities?

         [ ] Yes [ ] No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed ALL of its assets to the fund's  shareholders?
         [X] Yes [ ] No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?
         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ] Yes [X] No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

         [ ] Yes [X] No

          If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b) Why has the fund retained the remaining assets?

         (c) Will the remaining assets be invested in securities?

         [ ] Yes [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ] Yes [X] No

          If Yes,
         (a) Describe the type and amount of each debt or other liability:
         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

         (i) Legal expenses: $13,915

         (ii) Accounting expenses:

         (iii) Other expenses (list and identify separately):

         (iv) Total expenses (sum of lines (i)-(iii) above): $13,915

    (b) How were those expenses allocated? Legal expenses relating to the liquidation were not billed or allocated to the Trust.

    (c) Who paid those expenses? USAA Life Insurance Company paid any legal expenses of the Trust relating to the liquidation. USAA Life Insurance Company is an affiliate of USAA Investment Management Company, the adviser and principal underwriter for the Trust.

    (d) How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ] Yes [X] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ] Yes [X] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ] Yes [X] No

         If Yes, describe the nature and extent of those activities:

VI. MERGERS ONLY

26. (a) State the name of the fund surviving the Merger:

    (b) State the Investment Company Act file number of the fund surviving the
Merger: 811- __________

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

    (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION


The undersigned states that(i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the USAA Life Investment Trust, (ii) he is the Secretary of the USAA Life Investment Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.


USAA Life Investment Trust



By:  /S/ Mark S. Howard
     ------------------------
         Mark S. Howard